Annual Report

Cover Page

Name of issuer:

Luxury Camping Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 3/6/2014

Physical address of issuer:

92 Mill St
Freeville NY 13068

Website of issuer:

http://www.firelightcamps.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

5

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,021,731.00	$524,481.00
Cash & Cash Equivalents:	$214,336.00	$96,621.00
Accounts Receivable:	$0.00	$4,355.00
Short-term Debt:	$92,802.00	$128,377.00
Long-term Debt:	$0.00	$218,114.00
Revenues/Sales:	$988,781.00	$834,201.00
Cost of Goods Sold:	$73,688.00	$37,225.00
Taxes Paid:	$2,729.00	$1,065.00
Net Income:	($41,417.00)	($91,266.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

THE COMPANY

1. Name of issuer:

Luxury Camping Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

<p>ar2021eric</p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Robert Frisch	CEO	Luxury Camping Inc.	2014
Mark Lomanno	Hotelier	Kalibri Labs	2014
Ethan Ash	Business Development	Remedy Health	2014
Joseph Lavin	Hotelier	Harborstone Hospitality	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Robert Frisch	President	2014
Robert Frisch	CEO	2014
Robert Frisch	Treasurer	2014
Robert Frisch	Secretary	2014
Matthew Moss	CDO	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Robert Frisch	9800.0 Common Stock	38.71

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of

any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Our business plan includes the purchase and development of real estate. Cost overruns, delays, and/or errors in due diligence, design, permitting, or construction could negatively affect our company.

While outdoor hospitality has seen a significant increase in demand during the COVID-19 disruption, pandemic-related closures, regulations, labor challenges or supply disruptions could have adverse impacts on our company.

We are in competition with several more-established glamping owners and operators, and we expect increased competition from new entrants should the demand for glamping continue to increase.

We have a limited operating history. We have only been in business since 2014 and there can be no assurance that we will be able to undertake our business plan for the long term, or that we would become consistently profitable, or that our results so far are indicative of the results that we may be able to achieve in the future.

We will be materially affected by conditions in the real estate markets, the financial markets and the economy generally. These conditions may negatively impact our company and cause a decline in the market value of our properties once purchased.

We intend to operate in regions where the lack of sufficient labor could pose an operational challenge.

Our success will be dependent on our ability to acquire new properties and / or enter into new contracts for development, management, or branding services, and there are no assurances we will be able to do so.

Acquiring real estate; developing real estate; and operating real estate as a lodging business, campground, restaurant, event venue, or outdoor recreation facility are often subject to a significant degree of government regulation. The regulations include potentially costly matters, such as requiring improvements to meet building codes and standards, and environmental matters. Any new or increased levels of regulation could adversely impact the profitability of our company.

Extreme weather events may cause damage, decrease occupancy, or have adverse guest impacts.

We could experience increased expenses without a corresponding increase in revenues. There are operational and financing expenses we encounter that are not tied to generating revenue. Should our expenses increase as a result of any of these factors, our financial results could be negatively impacted as we may not experience a corresponding increase in revenues.

The amount of capital we are attempting to raise in this offering under Regulation Crowdfunding may not be enough to sustain our business plan, and we may raise additional capital in the future. In order to achieve our long-term goals, we may need to raise funds in addition to the amount raised in this offering under Regulation Crowdfunding. When it comes time to raise additional funds, there is no guarantee that we will be able to raise such funds on acceptable terms or at all. Or, if we do raise funds from equity offerings, those future investors may receive securities that are on more favorable terms than those offered to investors in this offering. If we are not able to raise sufficient capital in the future, we may not be able to execute on our long-term goals.

Our assets will be inherently illiquid, and such illiquidity could prevent the sale of those assets at a time when it otherwise might be desirable to do so. In addition, illiquid assets may be more difficult to value due to the unavailability of reliable market quotations.

Changes in consumer tastes are hard to forecast, and could result in a lack of demand for glamping in the future.

Even if we meet our goals, we may never distribute any dividends to our shareholders or sell our business to an acquirer. If so, there may be a complete lack of liquidity for the shareholders. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

Purchasers of shares likely will experience dilution through additional shares we issue at a later date.

The sale of the securities will be done pursuant to federal exemptions (and state to the extent available) and the securities will not be registered, so no third party is passing on the quality of the disclosures made by the company.

State and federal securities laws may pose an issue and risk with respect to the Regulation CF offering and potential Regulation D offering. State and federal securities regulators can interpret exemption standards in various ways and even an investigation (without any found violations) can be costly and time consuming.

We may not have audited financial statements nor is it required to provide investors with any annual audited financial statements or quarterly unaudited financial statements, other than as any applicable law may require.

Our management has broad discretion in how we use the net proceeds of the offering, and may significantly influence matters to be voted or acted on by our company even if their interests may differ from or vary from those of the other stockholders.

Our management has prepared the assumptions and analyses that are driving our

business plan. If these assumptions prove to be incorrect, or the analyses are applied incorrectly, our financial results may be negatively impacted. Whether actual operating results and business developments will be consistent with our management's assumptions and analyses depend on a number of factors, many of which are outside our control, including, but not limited to: whether we can obtain sufficient capital to sustain and grow our business; our ability to manage our company's growth; whether we can manage relationships with key vendors; demand for our products and experiences; the timing and costs of new and existing marketing and promotional efforts; competition; our ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel; the overall strength and stability of domestic and international economies; and consumer spending habits.

We, like any business, are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional or negligent failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to management.

There is no public trading market for the securities, and none may develop. The securities sold in this offering are restricted and not freely transferable. The offering price of the securities offered has been arbitrarily determined and may not be indicative of its actual value or future market prices. The shares sold will be subject to secondary/resale limitations on the federal and/or state levels.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series C Preferred	9,000	3,275	Yes ⌄
Series B Preferred	3,000	2,709	Yes ⌄
Series A Preferred	7,300	7,300	Yes ⌄
Common	61,000	10,867	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	4,439

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	M&T Bank
Issue date	04/05/20
Amount	$48,313.00
Outstanding principal plus interest	$48,313.00 as of 09/28/20
Interest rate	1.0% per annum
Maturity date	04/06/22
Current with payments	Yes

This was a Paycheck Protection Loan and was forgiven.

Loan

Lender	Celtic Bank Corporation
Issue date	04/27/20
Amount	$40,214.00
Outstanding principal plus interest	$40,214.77 as of 09/28/20
Interest rate	1.0% per annum
Maturity date	04/28/22
Current with payments	Yes

This was a Paycheck Protection Loan and was forgiven.

In April 2016, the Company secured a line of credit from M&T Bank. The line is unsecured and non-collateralized and holds a 5% per annum interest rate. The maximum amount allowed on the line of credit is $25,000. The balance of the line of credit was $3,216 and nil as of December 31, 2019, and 2018, respectively. The balance of the line of credit is $0 as of October 22, 2020.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2018	Regulation D, Rule 506(b)	Preferred stock	$506,595	General operations
9/2019	Regulation D, Rule 506(b)	Convertible Note	$196,992	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Firelight Camps develops and operates luxury campgrounds that combine the best elements of boutique hotels and campgrounds. Our pilot location in Ithaca has operated successfully for over eight years and our second location, planned for 80 units, is under contract in New York's Catskill Mountains. Firelight has been featured in 75+ press outlets including the New York Times, the Wall Street Journal, and Vogue Magazine.

We are dedicated to making Firelight Camps the premier outdoor hospitality brand in the United States. We seek to grow our business both by developing new properties ourselves, and also by managing and branding luxury campgrounds on behalf of other developers or owners.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Luxury Camping Inc. was incorporated in the State of Delaware in March 2014.

Since then, we have:

- 💰 $4M+ in revenue. 35,000+ happy guests. 4.5/5 stars on Tripadvisor.

- 🎉 Raised $2M+ from industry-leading angel investors.

- 💪 Team experience includes $230M+ of real estate development.

- ⛰️ 35% Return on Cost in our pilot location proves the profitability of our business model.

- 🖋️ Featured in Vogue, the NYT, the WSJ, Forbes, Architectural Digest, Curbed, Thrillist, Jetsetter.

- 📈 40M+ Americans go camping each year; glamping is projected to grow at 12.5% annually through 2026 to $5B+.

- 🍴 Co-founder's cookbook "Feast by Firelight" nationally distributed in Target, REI, L.L.Bean, Orvis.

Historical Results of Operations

- *Revenues.* For the period ended December 31, 2021, the Company had revenues of $988,781 compared to the year ended December 31, 2020, when the Company had revenues of $834,201

- *Assets.* As of December 31, 2021, the Company had total assets of $1,021,731, including $214,336 in cash. As of December 31, 2020, the Company had $524,481 in total assets, including $96,621 in cash.

- *Net Loss.* The Company has had net losses of $41,417 and net losses of $91,266 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $92,802 for the fiscal year ended December 31, 2021 and $346,491 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $190,478 in debt, $976,610 in equity, and $586,992 in convertibles.

We plan to use our fundraising proceeds and operating cash flow as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from this most recent Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in the next 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Luxury Camping Inc. cash in hand is $112,185, as of April 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $103,967/month, for an average burn rate of $103,967 per month. This is due to the fact that we are a seasonal business and record no revenues from November to May when our operations are closed. These expense numbers also include a yearly rent payment for the prior year which we make in the first quarter of each year.

We have continued to see strong reservations for our upcoming season, with a 20% year-over-year increase in room nights booked as of mid-March, and we continue to invest in our Firelight Catskills project.

We expect revenues of about $850,000 and expenses of about $750,000 over the next six months.

Our Ithaca location is profitable as a stand-alone business. That said, we reinvest these profits into corporate-level investments and the expenses associated with developing our pipeline of future locations. As a result, the company as a whole had a net loss for the year. We expect to reach profitability with the collection of development and technical services fees from our Firelight Catskills project, likely in Q4 of 2022 or 2023.

We have a line of credit with M&T Bank, and expect our cash-on-hand and funds from Ithaca operations to cover our short-term burn until we reach profitability. In our capacity as manager of the entity developing the Firelight Catskills project, we are pursuing a loan through the USDA's Business and Industry Loan Guarantee Program and intend to raise the equity needed for that project over the next six months.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating

history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Robert Frisch, certify that:

(1) the financial statements of Luxury Camping Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Luxury Camping Inc. included in this Form reflects accurately the information reported on the tax return for Luxury Camping Inc. filed for the most recently completed fiscal year.

Robert Frisch
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a

circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.firelightcamps.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3

Appendix D: Director & Officer Work History

Ethan Ash
Joseph Lavin
Mark Lomanno
Matthew Moss
Robert Frisch

Appendix E: Supporting Documents

LCI_-_Second_Amendment_to_IRA_-_9.1.2020.pdf
LCI_-_Second_Amendment_to_Stockholders_Agreement_-_9.1.20.pdf
LCI_-_Second_Amendment_to_Voting_Agreement_-_9.1.2020.pdf

LUXURY_CAMPING_INC__3rd_A_R_COI__002_.pdf
LCI_Investors__Rights_Agreement.pdf
LCI_Stockholders_agreement__1_.pdf
LCI_Voting_agreement.pdf
Luxury_Camping_Inc_Entity_Org_Chart_-_LCI_ORG__1_.pdf
Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird Firelight Camps Subscription Agreement

Firelight Camps Subscription Agreement

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Appendix D: Director & Officer Work History

Ethan Ash

Joseph Lavin

Mark Lomanno

Matthew Moss

Robert Frisch

Appendix E: Supporting Documents

LCI_-_Second_Amendment_to_IRA_-_9.1.2020.pdf
LCI_-_Second_Amendment_to_Stockholders_Agreement_-_9.1.20.pdf
LCI_-_Second_Amendment_to_Voting_Agreement_-_9.1.2020.pdf
LUXURY_CAMPING_INC__3rd_A_R_COI__002_.pdf
LCI_Investors__Rights_Agreement.pdf
LCI_Stockholders_agreement__1_.pdf
LCI_Voting_agreement.pdf
Luxury_Camping_Inc_Entity_Org_Chart_-_LCI_ORG__1_.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Luxury Camping Inc.

By

Robert Frisch

Co-Founder and CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Ethan Ash
_____
Board Member
5/5/2022

Mark V Lomanno
_____
Board Member
5/4/2022

Joseph E. Lavin
_____
Board Member
5/4/2022

Matthew Moss
_____
Chief Development Officer
5/4/2022

Robert Frisch
_____
Co-Founder and CEO
5/4/2022

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.